SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 24 March 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Announcement : Sasol appoints Dr Benny Mokaba as executive director

Sasol appoints Dr Benny Mokaba as Executive Director

Sasol is pleased to announce the appointment of Dr Benny Mokaba (44) as an executive director with effect from 1 May 2006. Dr Mokaba will assume responsibility for Sasol's energy businesses in South Africa, including Sasol's synfuels, mining, Secunda shared services, gas, and liquid fuels businesses.

Dr Mokaba will be a member of both the Sasol Limited board and the group executive committee and will be appointed as a director of various group companies and divisions.

Dr Mokaba has had a highly successful career spanning industry, academia and government. He was executive chairman and regional vice president of Shell Southern Africa. Dr Mokaba also worked for, among others, the Development Bank of Southern Africa. He was also acting director general in the national department of welfare, headed Steinmüller Africa (which was subsequently acquired by Deutsche Babcock) and was chairman of Siemens Southern Africa. Dr Mokaba completed a PhD (Public Policy & Economics) on a Fulbright Scholarship at Brandeis University in Boston, USA. He completed his undergraduate studies at Fort Hare University.

Sasol CE Pat Davies said: "We are delighted to have someone of Benny's calibre and industry experience joining the group. On behalf of the members of our board and management, as well as all the people of Sasol, I warmly welcome Benny to Sasol."

Benny Mokaba joins Pat Davies (CE), Trevor Munday (deputy CE) and Nolitha Fakude as executive directors at Sasol.

24 March 2006
Johannesburg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 March 2006

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary